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                                  EXHIBIT 99.6

Contact Information:

Coffin Communications Group                 Diodes Incorporated
15300 Ventura Boulevard, Suite 303          3050 E. Hillcrest Drive
Sherman Oaks, CA  91403                     Westlake Village CA 91362
(818) 789-0100                              (805) 446-4800
Crocker Coulson, Account Executive          Carl Wertz, Chief Financial Officer
crocker.coulson@coffincg.com


FOR IMMEDIATE RELEASE

John M. Stich Appointed to Board of Diodes Incorporated

Westlake Village, California - June 8, 2000 - Diodes Incorporated (Amex: DIO), a leading manufacturer and supplier of high quality discrete semiconductors to the telecommunications, computing, electronics and automotive industries, announced today that John M. Stich has been appointed to the Company's Board of Directors.

Mr. Stich, who has an extensive background in the semiconductor industry, is currently President and CEO of The Asian Network, a consulting company that specializes in assisting high-tech companies in Asia. Prior to this, he served as Chief Marketing Officer for Texas Instruments ("TI") in Japan, where he oversaw sales and marketing in that country from 1994 to 1999. Mr. Stich first joined TI in 1964, serving in various management positions, including Marketing Manager for TI Asia from 1970 to 1972, Marketing Director in Taiwan from 1978 to 1982, Managing Director of TI-Hong Kong from 1982 to 1991, and Vice President-Semiconductors for TI Asia from 1991 to 1994.

"We are gratified that our newest independent director brings such a wealth of experience in the Asian technology markets," said C.H. Chen, President and CEO of Diodes. "John Stich's contributions to the semiconductor industry are renowned, and we expect him to make a substantial contribution as Diodes continues its aggressive expansion in the Far East. We believe that his expertise will help to position Diodes as premier supplier in this rapidly growing market for discrete semiconductors. In addition to a sophisticated understanding of the needs of customers in Asia, John brings with him relationships with many of the industry leaders, among whom he must be numbered. We welcome him aboard."

Mr. Stich has been a leader of several industry associations, including Governor of the American Chamber of Commerce in Japan and in Hong Kong, and Chairman of the Semiconductor Industry Association (Japan Chapter).

About Diodes Incorporated

Diodes, Inc. (Amex: DIO) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to manufacturers in the telecommunications, computer, electronics and automotive industry. The Company's Far East subsidiaries, Diodes-China and Diodes-Taiwan, manufacture products for sale to North America and Asia. Diodes-China focuses on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others, while Diodes-Taiwan focuses on products destined for a broad base of end products. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the

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Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

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Recent news releases, annual reports, and SEC filings are available at the
Company's web site: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.